DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019-6092

TEL 212 259-8000 FAX 212 259-6333

March 21, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Sara Kalin, Esq.

Re:	AFS SenSub Corp. and AFS Funding Trust (the “Co-Registrants”),
Form S-3 Shelf Registration Statement (File No. 333-130439) (the “Registration Statement”)

Dear Ms. Kalin:

We are writing to you in connection with the Amendment No. 2 to the Registration Statement that the Co-Registrants filed with the Securities and Exchange Commission on December 19, 2005, as previously amended on February 2, 2006 (the “Amended Filling”), that is being filed today on Form S-3/A, (the “Second Amended Filing”).

Enclosed is a courtesy copy of the materials relating to the Second Amended Filing referred to above. Please find (i) a full, clean copy of the Second Amended Filing and (ii) a copy of the Second Amended Filing marked to show changes from the Amended Filing.

The Second Amended Filing has been prepared in accordance with the Plain English Disclosure Rules as was the existing registration statement (file no. 333-121120) of AmeriCredit Financial Services, Inc.

If you have any questions or comments regarding this Amended Filing, please contact the undersigned at (212) 259-8417 or John Keiserman at (212) 259-6723.

Sincerely,

/s/ Stephanie J. Mah

Stephanie J. Mah

cc:	Daniel E. Berce – AmeriCredit

Chris A. Choate, Esq. – AmeriCredit

Chris DiAngelo, Esq. – Dewey Ballantine

John Keiserman, Esq. – Dewey Ballantine

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